Unit 2901, 29F, Tower C Beijing Yintai Centre No. 2 Jianguomenwai Avenue Chaoyang District, Beijing 100022 People’s Republic of China Phone: 86-10-6529-8300 Fax: 86-10-6529-8399 Website: www.wsgr.com	中国北京市朝阳区建国门外大街2号 银泰中心写字楼C座29层2901室 邮政编码: 100022 电话: 86-10-6529-8300 传真: 86-10-6529-8399 网站: www.wsgr.com

Confidential

July 27, 2022

Mr. Frank Knapp

Ms. Shannon Menjivar

Mr. Ronald E. Alper

Ms. Brigitte Lippmann

Division of Corporation Finance

Office of Real Estate & Construction

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Global Lights Acquisition Corp (CIK No. 000 1897971)
Response to the Staff’s Comments on
Amendment No. 1 to Draft Registration Statement on Form S-1
Confidentially Submitted on March 4, 2022

Dear Mr. Knapp, Ms. Menjivar, Mr. Alper and Ms. Lippmann,

On behalf of our client, Global Lights Acquisition Corp, a blank check company incorporated as a Cayman Islands exempted company (the “Company”), we are hereby submitting to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s responses to the comments contained in the Staff’s letter dated March 29, 2022 on the Company’s Amendment No. 1 to draft registration statement on Form S-1 confidentially submitted on March 4, 2022 (the “Draft Registration Statement”). Concurrently with the submission of this letter, the Company is submitting its revised draft registration statement on Form S-1 (the “Revised Draft Registration Statement”) via EDGAR to the Commission for confidential review pursuant to the Jumpstart Our Business Startups Act.

To facilitate your review, we have separately delivered to you today five courtesy copies of the Revised Draft Registration Statement, marked to show changes to the Draft Registration Statement.

The Staff’s comments are repeated below in bold and are followed by the Company’s responses. We have included page references in the Revised Draft Registration Statement where the language addressing a particular comment appears. Capitalized terms used but not otherwise defined herein have the meanings set forth in the Revised Draft Registration Statement.

Responses to the comments contained in the Staff’s letter dated March 29, 2022

General

1.	We note that all of your officers and directors are located outside of the United States. Please include a separate section on enforcement of liabilities addressing the ability of shareholders to enforce their legal rights under United States security laws. Please revise the risk factor on page 77 to clarify that all your offices and directors are located in the PRC.

In response to the Staff’s comment, the Company has added a separate section entitled Enforceability of Civil Liabilities on pages 92 and 93 and revised the disclosure regarding the risk factor on page 82 of the Revised Draft Registration Statement.

Wilson Sonsini Goodrich & Rosati, Professional Corporation

威尔逊 • 桑西尼 • 古奇 • 罗沙迪律师事务所

austin beijing boston brussels hong kong alto london los angeles new york palo
SAN DIEGO SAN FRANCISCO SEATTLE SHANGHAI WASHINGTON, DC WILMINGTON, DE

Cover Page

2.	We note your response to comment 1. Please disclose prominently that your principal executive offices are located in China, the SPAC Sponsor is located in China, and all your executive officers and/or directors are located in or have significant ties to China. Clarify that the VIE structure involves unique risks to investors

In response to the Staff’s comment, the Company has revised the disclosure on the prospectus cover page.

3.	We note your revised language in the sixth, seventh and eighth paragraphs in response to comment 1. Clarify that the VIE structure is used to provide investors with exposure to foreign investment in China-based companies where Chinese law prohibits direct foreign investment in the operating companies, and disclose that investors may never hold equity interests in the Chinese operating company. Also clarify that Chinese regulatory authorities could disallow this structure, which would likely result in a material change in your or the target company’s post-combination operations and/or a material change in the value of your securities or could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. Your disclosure regarding recent statements and regulatory actions by China’s government should also clarify the risks that impact you and your business on a post-combination basis to accept foreign investments or list on an U.S. or other foreign exchange.

In response to the Staff’s comment, the Company has revised the disclosure on the prospectus cover page.

4.	We note your response to comment 2 and your disclosure that you have not made any dividends or distributions to your shareholders. Please also clarify whether any transfers have been made to date between the company, its subsidiaries, or to investors, and quantify the amounts where applicable.

In response to the Staff’s comment, the Company has revised the disclosure on the prospectus cover page.

5.	You state that you, your sponsor and all of your executive officers and directors are located in or have significant ties to the PRC. Given the risks of doing business in the PRC, please revise the cover page to disclose that the location of your sponsor and executive officers and directors may make you a less attractive partner to a non-China- or non-Hong Kong-based target company, which may therefore make it more likely for you to consummate a business combination in the PRC.

In response to the Staff’s comment, the Company has revised the disclosure on the prospectus cover page.

6.	Please include page numbers for the risk factor cross-references.

In response to the Staff’s comment, the Company has revised the disclosure on the prospectus cover page.

Summary, page 1

7.	We note your response to comment 3. Please disclose that the company may incur substantial costs to enforce the terms of the VIE arrangements. Also disclose the challenges the company may face enforcing these contractual agreements due to jurisdictional limits.

In response to the Staff’s comment, the Company has revised the disclosure on page 13 of the Revised Draft Registration Statement.

8.	We note your response to comment 4. Please disclose the risks on page 36 in a series of bullet points and provide cross-references to the more detailed discussion of these risks in the prospectus. Also describe significant regulatory and enforcement risks. Acknowledge any risks that any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder your ability to offer or continue to offer securities to investors.

In response to the Staff’s comment, the Company has revised the disclosure on pages 37 – 39 of the Revised Draft Registration Statement.

9.	We note your response to comment 5. With respect to your operations, please state in this section of the prospectus whether you or the post-combination company may be covered by permissions requirements from the China Securities Regulatory Commission (CSRC), Cyberspace Administration of China (CAC) or any other governmental agency that is required to approve your operations. We note your disclosure that your operations may be adversely affected in the future, directly or indirectly, by existing or future relevant laws and regulations if the PRC government takes the view that its approval is required. Please describe in greater detail in this section of the prospectus the consequences to you and your investors if you or the post-combination company: (i) do not receive or maintain such permissions or approvals, (ii) inadvertently conclude that such permissions or approvals are not required, or (iii) applicable laws, regulations, or interpretations change and you are required to obtain such permissions or approvals in the future.

In response to the Staff’s comment, the Company has revised the disclosure on pages 11 and 12 of the Revised Draft Registration Statement.

10.	We note your response to comment 8. Please include this disclosure on the cover page and clarify your reference to “30 months” and each extension of “three months.” Also clarify throughout the prospectus where you describe the business combination completion within 24 months that this period may be extended.

In response to the Staff’s comment, the Company has revised the disclosure on the prospectus cover page and throughout the Revised Draft Registration Statement.

11.	We note your disclosure on page 10 that there are no PRC laws and regulations (including the China Securities Regulatory Commission, or the CSRC, Cyberspace Administration of China, or the CAC, or any other government entity) in force explicitly requiring that you obtain permission from PRC authorities for this offering or to issue securities to foreign investors. Please disclose how the company reached this determination.

In response to the Staff’s comment, the Company has revised the disclosure on pages 11 and 12 of the Revised Draft Registration Statement.

12.	Please disclose in this section of the prospectus that the legal and regulatory risks associated with being based in China may make you a less attractive partner in an initial business combination than a SPAC without any ties to China or Hong Kong. Please also state that your ties to China may make it harder for you to complete an initial business combination with a target company without any such ties. Please also state this in the summary risk factors, as well as in the risk factor section of the prospectus.

In response to the Staff’s comment, the Company has revised the disclosure on page 13 of the Revised Draft Registration Statement.

13.	Please address in this section and the risk factor section of the prospectus any impact PRC law or regulation may have on the cash flows associated with the business combination, including shareholder redemption rights.

In response to the Staff’s comment, the Company has revised the disclosure on pages 15 and 16 of the Revised Draft Registration Statement.

Risk Factors, page 38

14.	We note your disclosure on page 66 that you are not required to obtain any permission from any PRC governmental authorities to operate your business as currently conducted. Please disclose how the company reached this determination.

In response to the Staff’s comment, the Company has revised the disclosure on pages 69 and 70 of the Revised Draft Registration Statement.

15.	We note your response to comment 10. Please clarify in the risk factor heading that the contractual arrangements refer to a variable interest entity structure.

In response to the Staff’s comment, the Company has revised the disclosure on page 70 of the Revised Draft Registration Statement.

16.	We note your response to comment 14. Please clarify the risks to your process of searching for a target and completing an initial business combination.

In response to the Staff’s comment, the Company has revised the disclosure on page 73 of the Revised Draft Registration Statement.

***

If you have any questions regarding the Revised Draft Registration Statement, please contact the undersigned by telephone at 86-10-6529-8308 or via e-mail at douyang@wsgr.com. Questions pertaining to auditing matters may be directed to the audit engagement partner at Marcum Bernstein & Pinchuk LLP, Mr. Rong Liu, by telephone at 917-969-9309, or by email at rong.liu@marcumbp.com. Marcum Bernstein & Pinchuk LLP is the independent registered public accounting firm of the Company.

Very truly yours,

/s/ Dan Ouyang

Dan Ouyang

Enclosures

cc:	Zhizhuang Miao, Chief Executive Officer, Global Lights Acquisition Corp
Bin Yang, Chief Financial Officer, Global Lights Acquisition Corp
Rong Liu, Partner, Marcum Bernstein & Pinchuk LLP